BLACKSTAR ENTERPRISE GROUP, INC.

4450 Arapahoe Ave., Suite 100

Boulder, CO 80303

Phone (303) 500-3210

 May 26, 2023

VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C 20549

Re: Blackstar Enterprise Group, Inc.

Registration Statement on Form S-1

File No. 333-257978

Dear Commission:

The undersigned, Blackstar Enterprise Group, Inc., a Delaware corporation (the "Registrant" or “Company”), has filed a Registration Statement on Form S-1 (File No. 333-257978) (the "Registration Statement") with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registrant respectfully requests that the effective date of the Registration Statement be accelerated to 10:00 AM on June 9, 2023 or as soon thereafter as is possible.

Sincerely,

Blackstar Enterprise Group, Inc.

/s/ Joseph E. Kurczodyna

___________________________________

Joseph E. Kurczodyna, CEO